Invest in Ise.Media

We are building a free speech network to resist the censorship of tech giants

ISE.MEDIA ATLANTA GEORGIA


ISE.MEDIA



I have spent the last 8 years explaining the need for this platform. As a journalist, I saw 110 million video views in 2016 alone. Since then, I have seen Facebook and Youtube censor and remove journalists and content creators who have an opposing view or facts to the mainstream.

Benjamin Swann CEO @ Ise.Media

Why you may want to invest in us...

1. We are building a free speech platform
2. Millions of Americans are searching for content being purged from YouTube and Facebook
3. There is a large community looking for alternatives to tech censorship of news and information

Why investors ❤ us

WE'VE RAISED $309,367 SINCE OUR FOUNDING



I have followed Ben's work for several years and have been impressed by his technique of laying out all the facts - many of which are often hard to obtain from traditional media - for viewers and leaving these facts for individuals to reach their own conclusions. His reports along with his attention to in-depth research are simply unmatched.

Because of his unique skill to find and report on issues that are largely untouched by the media, I have also been impressed by how he has gained a large, diverse and dedicated audience that not only appreciates his reporting but has also made contributions to help continue his work. In addition, his audience has clearly shown great enthusiasm for ... read more

Stavros KRITIKOS Kritikos Properties, Inc., President

LEAD INVESTOR | INVESTING $5,000 THIS ROUND & $65,000 PREVIOUSLY



Abraham Lincoln once stated: "Let not him who is houseless pull down the house of another, but let him work diligently and build one for himself, thus by example assuring that his own shall be safe from violence when built." We can replace the word 'house' with 'voice' and we get: "Let not him who is voiceless pull down the voice of another, but let him work diligently and build one for himself, thus by example assuring that his own shall be safe from violence when voiced." We will build a voice/platform of our own

Gwendol Emiah Prickett



I would LOVE to see TRUTH & all that is FAIR & GOOD, PREVAIL!

Vincent D. Brown

SEE MORE

The founder

MAJOR ACCOMPLISHMENTS



Benjamin Swann

CEO

2x Emmy Award Winner 3x Edward R. Murrow Award Winner Founder, TruthinMedia Project

Downloads

ise media deck.pdf

Why ISE Media?

Over the past 20 years, I have been so fortunate to report on issues that impact humanity. It has been an honor to shine a light on these issues that are often difficult to discover otherwise in the media industry. With my online content including Reality Check and Truth In Media, I have learned that there is an enormous and diverse audience that values this content and there are many independent creators who put forth incredible work. Journalism is not supposed to be a narrow field operating in an echo chamber, but rather a complex field of critical thinkers, looking, studying, revealing the world around them. But during the last several years I have witnessed powerful entities which have concentrated their efforts to silence voices that threaten their bottom line.

As I have been warning for many years throughout my career, mainstream media is becoming increasingly consolidated and centralized, drowning out independent voices. This problem has been further intensified with mainstream social media platforms selectively restricting the free flow of content, ideas and dialogue. In just the last few years alone, countless journalists and content creators have been censored and outright banned simply for not falling in line with mainstream narratives. Livelihoods have been destroyed for daring to speak up. These platforms have entitled themselves to have the ultimate authority on which content they deem acceptable, while disguising this behavior as a noble cause to protect us from content that may be "harmful."

Content creators and consumers are more than ready to leave these corporations behind. As I've said before, what is happening right now is not a war of ideas- it's a war against ideas. While these platforms may do as they will, people all over the world deserve to choose for themselves the content they wish to see.

This is why ISE Media is so critical to the future of content creation. Our mission is to create a decentralized platform that allows creators to produce content without fear of censorship. We also aim to establish a funding system to further support creators. This is not a platform for hate, it is a platform for hope. Featuring original documentaries, shows, video podcasts, news programming and more, ISE Media is a platform unlike any the world has seen.

Investor Q&A

– COLLAPSE ALL

What does your company do?

We are online news and information platform

Where will your company be in 5 years?

A strong rival to YouTube and Facebook as a place for competing ideas and news to thrive, not be shut down and censored.

Why did you choose this idea?

I have spent the last 8 years explaining the need for this platform. As a journalist, I saw 110 million video views in 2016 alone. Since then, I have seen Facebook and Youtube censor and remove journalists and content creators who have an opposing view or facts to the mainstream.

How far along are you? What's your biggest obstacle?

We have assembled the team and we are putting up an MVP site but need funding to build the platform and create original content.

Who competes with you? What do you understand that they don't?

Our biggest competitors are YouTube and Facebook and while we could never compete with them head on, they are creating the competitive opportunity through the systematic removal of content and content creators.

How will you make money?

We will sell advertising through traditional, online, tv and cable formats

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our biggest risk has been not having enough public support to get off the ground. At this point, our biggest risk is not taking advantage of the timing, which is right now.

Financials

Ise.Media has financial statements ending June 13 2020. Our cash in hand is $6,000, as of June 2020. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month.

At a Glance

January 1 to December 31

$0	$0	$0
Revenue	Net Profit	Short Term Debt

$0	$6,000
Raised in 2020	Cash on Hand

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are online news and information platform
A strong rival to YouTube and Facebook as a place for competing ideas and news to thrive, not be shut down and censored.
Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Isegoria, Inc was incorporated in the State of Georgia in December 2018.

Since then, we have:

- We are building a free speech platform

- Millions of Americans are searching for content being purged from YouTube and Facebook

- There is a large community looking for alternatives to tech censorship of news and information

Historical Results of Operations

Our company was organized in December 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0 compared to the year ended December 31, 2018, when the Company had revenues of $0.
- *Assets.* As of December 31, 2019, the Company had total assets of $6,000, including $6,000 in cash. As of December 31, 2018, the Company had $0 in total assets, including $0 in cash.
- *Net Income.* The Company has had net income of $0 and net income of $0 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $0 for the fiscal year ended December 31, 2019 and $0 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Isegoria, Inc cash in hand is $6,000, as of June 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month. Our intent is to be profitable in 24 months.

There have been no material changes or trends since the date that our financial statements cover.

We hope to launch the platform beginning of July 2020 and be able to populate content 60-90 days later. We believe we will need a minimum of $250,000 in capital to generate revenues. Six months after monetizing our platform, we hope to be earning $100,000/month in revenue and incurring $50,000 in expenses. These projections cannot be guaranteed.

Currently we do not have additional sources of capital to rely on. Over the course of the next few months, we will be seeking additional investment to build and create the site as well as populate with content while building a relationship with ad managers.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:
N/A	N/A	0%
Earnings per Share:	**Revenue per Employee:**	**Cash to Assets:**
$0.00	$0	100%
Revenue to Receivables:	**Debt Ratio:**	
~	0%	

StatementofCashFlows 1 .pdf

Isegoria 1 1 .pdf

Risks

1. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

2. We are competing with massive tech companies that will attempt to silence our message and prevent competition.

3. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

4. Tech space is large and fairly crowded. While we are working to draw together content creators from across the political and social spectrum, we cannot guarantee that creators will populate our site.

5. We are not the only newcomer into this space. Your support can help us to get a leg up and stand out from upstart sites but we will have smaller competition than just large tech companies.

6. Section 230 protections have been the cornerstone of protecting social and tech platforms. While we would utilize that protection, we cannot guarantee that Congress will keep that protection intact.

7. America is currently very divided politically and because we intend to create a platform which is not an echo-chamber of ideas, it is possible that we will have difficulty getting traction among users who are committed to a narrow political ideology.

8. We cannot guarantee success of this project. While we will endeavor to create a generation-defining media company that supports truth and free speech, there can be no assurance that our project will be successful.

9 Temporary Rule 201(z)(2) provides temporary relief from certain financial information requirements by allowing issuers to omit the financial statements required by Rule 201(t) in the initial Form C filed with the Commission. This offering has commenced in reliance of Temporary Rule 201(z)(2) and, as a result, the following must be disclosed: (i) the financial information that has been omitted is not otherwise available and will be provided by an amendment to the offering materials; (ii) the investor should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision; and (iii) no investment commitments will be accepted until after such financial information has been provided.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Benjamin Swann	Journalist @ Truth in Media	2018

Officers

OFFICER	TITLE	JOINED
Benjamin Swann	CEO	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Benjamin Swann	1,000,000 Common Stock	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$0	SAFE

Outstanding Debts

None.

Related Party Transactions

None.

Use of Funds

$250,000	20% toward staff, 50% toward content creation, 22.5% toward marketing (Digital ad spend, strategic advertising across platforms) , 7.5% to Wefunder fees.
$1,070,000	20% toward staff, 30% toward content creation, 20% to web and app platform build (allowing us to be accessible online, through TV apps and through mobile apps) 22.5% marketing (Digital ad spend, strategic advertising across platforms), 7.5% to Wefunder fees.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	1,000,000	1,000,000	Yes

The Funding Portal

Ise.Media is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.